Exhibit d 4 c

MAINSTAY FUNDS TRUST

AMENDMENT TO THE SUBADVISORY AGREEMENT

This Amendment to the Subadvisory Agreement, is made as of the 18th day of June 2015, between New York Life Investment Management LLC, a Delaware limited liability company (the “Manager”) and Cornerstone Capital Management Holdings LLC, a Delaware limited liability company (the “Subadvisor”).

WHEREAS, the Manager and the Subadvisor are parties to a Subadvisory Agreement, dated February 26, 2010, as amended (the “Agreement”); and

WHEREAS, the Manager and Subadvisor hereby wish to amend Schedule A of the Agreement to reflect the addition of the MainStay Absolute Return Multi-Strategy Fund.

NOW, THEREFORE, the parties agree as follows:

(i)	Schedule A is hereby amended by deleting it in its entirety and replacing it with the Schedule attached hereto.

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IN WITNESS WHEREOF, the parties have executed this Amendment to be effective as of the date first written above.

NEW YORK LIFE INVESTMENT MANAGEMENT LLC

Attest:	/s/ Thomas Lynch	By:	/s/ Stephen P. Fisher
Name:	Thomas Lynch	Name:	Stephen P. Fisher
Title:	Director and Associate General	Title:	President

CORNERSTONE CAPITAL MANAGEMENT HOLDINGS LLC

Attest:	/s/ Steven Lentz	By:	/s/ Andrew Wyatt
Name:	Steven Lentz	Name:	Andrew Wyatt
Title:	SVP & General Counsel	Title:	CEO

SCHEDULE A

(Revised as of June 18, 2015)

As compensation for services provided by Subadvisor with respect to each of the following Series the Manager will pay the Subadvisor and Subadvisor agrees to accept as full compensation for services rendered hereunder, an annual subadvisory fee with respect to the Allocated Assets of such Series equal to the following:

FUND	ANNUAL RATE

MainStay Absolute Return Multi-Strategy Fund* (portfolio sleeve)	0.625% on all assets

MainStay Balanced Fund* (portfolio sleeve)	0.35% on all assets up to $1 billion; 0.325% from $1 billion to $2 billion; and 0.30% in excess of $2 billion

MainStay Emerging Markets Opportunities Fund*	0.55% on all assets

MainStay International Opportunities Fund*	0.55% on all assets

MainStay S&P 500 Index Fund*	0.125% on all assets up to $1 billion; 0.1125% from $1 billion to $2 billion; 0.1075% from $2 billion to $3 billion; and 0.10% in excess of $3 billion

MainStay U.S. Equity Opportunities Fund*	0.50% on all assets

The portion of the fee based upon the average daily net assets of the respective Fund shall be accrued daily at the rate of 1/(number of days in calendar year) of the annual rate applied to the daily net assets of the Fund.

Payment will be made to the Subadvisor on a monthly basis.

* The Manager has agreed to waive a portion of the Fund’s management fee or reimburse the expenses of the appropriate class of the Fund so that the class total ordinary operating expenses do not exceed certain amounts. These waivers or expense limitations may be changed with Board approval. To the extent the Manager has agreed to waive its management fee or reimburse expenses, the Subadvisor has voluntarily agreed to waive or reimburse its fee in proportion to the percentage of the total subadvisory fee that the Subadvisor earns.